# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: A SPAC II Acquisition Corp., CIK 0001876716
CUSIP: G0543H109
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 289 Beach Road #03-01, Singapore, Singapore (U0), 199552
Date of event which requires filing of this statement: 07/07/2025
Filed by CIK 0002075647
Persons authorized to receive notices and communications: Yip Tsz Yan, 22/F, Dunhuang Building, No.777 West Renmin Road, Xiangzhou Dist, Zhuhai, Guangdong, China (F4), 519000, 86 8996881

## Reporting persons
- Yip Tsz Yan (CIK 0002075647): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (87.9% of the class)
  Comment: The 5,000,000 shares referred to in Rows 7, 9 and 11 includes both (A) 4,900,000 shares of the Issuer's Class A ordinary shares, no par value ("Class A Ordinary Shares"), and (B) 100,000 shares of the Issuer's Class B ordinary shares, no par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment pursuant to certain anti-dilution rights, as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333- 263890) (the "Prospectus") and the Isser's amended and restated memorandum and articles of association. On May 5, 2022, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), the A SPAC II (Holdings) Corp. (the "Sponsor") purchased 8,966,000 warrants ("Private Placement Warrants") of the Issuer at $1.00 per Private Placement Warrant, pursuant to a Private Placement Warrants Purchase Agreement, dated as of May 2, 2022, by and between the Issuer and the Sponsor (the "Placement Warrants Purchase Agreement"). Each Private Placement Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, as more fully described under the heading "The Offering" in the Issuer's Prospectus. The Private Placement Warrants have not been included in the calculation of beneficial ownership because they are not convertible or exercisable within sixty days of the date of this filing. Yip Tsz Yan is the sole director of A SPAC II (Holdings) Corp. and has voting and investment discretion with respect to the securities held of record by A SPAC II (Holdings) Corp. The percentage in Row (13) is based on 5,587,978 Class A Ordinary Shares and 100,000 Class B Ordinary Shares issued and outstanding as of March 27, 2025, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission ("SEC") on March 27, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, no par value
Name of issuer: A SPAC II Acquisition Corp.
Address of issuer's principal executive offices: 289 Beach Road #03-01, Singapore, Singapore (U0), 199552

## Item 2. Identity and Background
Name of person filing: A SPAC II (Holdings) Corp. ("Sponsor") is the record holder of the securities reported herein. Yip Tsz Yan ("Ms. Yip") is the sole director of the Sponsor and has voting and investment discretion with respect to the securities held of record by the Sponsor and is therefore the beneficial owner of the securities held of record by the Sponsor. Ms. Yip disclaims any pecuniary interests in the reported shares except to the extent of her beneficial ownership in such shares. Ms. Yip is referred to herein as the "Reporting Person".
Residence or business address: The principal business address of the Reporting Persons is 22/F & 23/F, Dunhuang Building, No.777 West Renmin Road, Xiangzhou District, Zhuhai City, Guangdong Province, China.
Present principal occupation or employment: The Principal business of A SPAC II (Holdings) Corp., is to act as a holding limited liability company of its investment in the Issuer. Ms. Yip is the sole director of the Sponsor and has voting and dispositive power over the securities of the Issuer held by the Sponsor. Since October 2015, Ms. Yip has served as General Manager of Zhuhai Shi Hao Ye Group Co., Ltd. and has principal business at 22/F & 23/F, Dunhuang Building, No.777 West Renmin Road, Xiangzhou District,Zhuhai City, Guangdong Province, China, and since October 2024 she has served as Assistant Vice President of Topaz Family Office Limited and has principal business at Rooms 2709-12, 27th Floor, Wing On Centre111 Connaught Road Central, Hong Kong .
Criminal convictions in the last five years: During the past five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: Yip Tsz Yan is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3. On June 23, 2025, the Sponsor and certain of Sponsor's shareholders (the "Seller"), and Yip Tsz Yan (the "Buyer") entered into a share purchase agreement (the "Purchase Agreement"). Pursuant to the Purchase Agreement, among other things, the Buyer acquired 60.5% of the Sponsor's issued and outstanding ordinary shares, no par value per share, for $151,250. The source of these funds used for the purchase of the equity of the Sponsor under the share purchase agreement consists of personal funds from the reporting person.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 23, 2025, the Sponsor and certain of Sponsor's shareholders (the "Seller"), and Yip Tsz Yan (the "Buyer") entered into a share purchase agreement (the "Purchase Agreement"). Pursuant to the Purchase Agreement, among other things, the Buyer acquired 60.5% of the Sponsor's issued and outstanding ordinary shares, no par value per share on July 7, 2025. The Sponsor is the record holder of the securities reported herein. Ms. Yip is the sole director of the Sponsor and has voting and investment discretion with respect to the securities held of record by the Sponsor, and is therefore the beneficial owner of the securities held of record by the Sponsor. Ms. Yip disclaims any pecuniary interests in the reported shares except to the extent of her beneficial ownership of the Sponsor.

The Reporting Person, at any time and from time to time may directly or indirectly acquire additional ordinary shares or any securities exercisable for or convertible into ordinary shares, depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

Effective 10 days following the filing of the Schedule 14F-1 with the Securities and Exchange Commission and its mailing to the Issuer's holders of record, Ms. Yip will serve as Chief Executive Officer, Chief Financial Officer and Chairman of the board of directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person acquired the shares reported herein for investment purposes. The Reporting Person intends to review their investment in the Issuer through the Sponsor on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional ordinary shares and/or other securities, selling some or all of its ordinary shares and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

The Reporting Person may, at any time and from time to time, formulates other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7-13 of the cover page of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of ordinary shares beneficially owned by the Reporting Persons are based on 5,587,978 Class A Ordinary Shares and 100,000 Class B Ordinary Shares issued and outstanding as of March 27, 2025. The Reporting Persons beneficially own 5,000,000 Ordinary Shares, representing approximately 87.9 % of the Isser's outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7-13 of the cover page of this Schedule 13D is incorporated herein by reference. The Reporting Persons beneficially own 5,000,000 Ordinary Shares, representing approximately 87.9 % of the Issuer's outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Except as set forth in the response to Item 4, there were no other transactions effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

## Signatures
- Yip Tsz Yan: /s/ Yip Tsz Yan, Yip Tsz Yan/ Individual (07/15/2025)